1969 Upper Water Street, Suite 2008, Purdys Wharf Tower II, Halifax, NS B3J 3R7

February 18, 2005

British Columbia Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Quebec Securities Commission
Office of the Administrator, New Brunswick
Director of Corporations, PEI
Director of Securities, Newfoundland
Government of the Yukon Territories
Government of the Northwest Territories
Government of Nunavut
Toronto Stock Exchange

Dear Sirs:

Subject:           NovaGold Resources Inc.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual & Special
2.	Security Description of Voting Issue	:	Common
3.	CUSIP Number	:	669 87E 206
4.	Record Date	:	March 15, 2005
5.	Meeting Date	:	April 26, 2005
6.	Meeting Location	:	Vancouver, BC

Yours truly,

Jody Wood”

Jody Wood
Relationship Manager
Computershare Trust Company of Canada